Filed by SPACSphere Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: SPACSphere Acquisition Corp.

Commission File No. 001-43093

FAQs

What event was announced that involves Mobilewalla? It has been publicly announced that Mobilewalla has entered into a Business Combination Agreement (BCA) with SPACSphere Acquisition Corp. (SPACSphere).

What is a BCA? A Business Combination Agreement is the merger agreement that sets forth the terms and conditions under which Mobilewalla and SPACSphere intend to combine, subject to stockholder approvals and other customary closing conditions.

What does this mean? This means that Mobilewalla intends to merge with SPACSphere. Upon closing, the combined entity will be named Mobilewalla and will ultimately become a publicly traded company on a US national exchange.

Who is SPACSphere? SPACSphere is a “blank check” company formed for the purpose of effecting a merger, share purchase, reorganization or similar business combination with one or more businesses or entities. These kinds of companies are also referred to as Special Purpose Acquisition Companies or SPACs.

What is a “blank check” company or a SPAC? A shell company with no commercial operations that raises capital through an initial public offering (IPO) to acquire an existing private company. Essentially, SPACs allow private companies to go public by merging with them, an alternative process from a traditional IPO.

Why are you going public via a SPAC merger? Mobilewalla has built a compelling technology stack fueled by a vast proprietary data lake that positions the company to deliver its vertical AI platform across multiple markets. To capitalize on the multiple opportunities we have in front of us, access to the public markets is essential and merging with SPACSphere assures us a known path to the public capital markets, with a trusted partner over a clear timeline.

Why does Mobilewalla want to be a public company? This agreement is part of Mobilewalla’s long term strategy to raise capital. An IPO allows a company to access a large pool of money from the entire investing public (both individual and institutional investors) to fund various initiatives such as business expansion, increasing R&D, additional M&A activity and paying off existing debt.

What will be the day-to-day impact of this event to Mobilewalla customers and employees? As SPACSphere has no commercial operations or employees, but is a shell company designed for this purpose, there are no resulting company integration efforts required. It will be business as usual, and we anticipate no impact to our current day-to-day activities nor any changes or impact to our existing employee base from this merger. The additional funding we receive through this process will allow us to increase hiring, especially for key roles, invest more in our platform and data and reinvigorate our marketing spend.

What is the timeline for this event? Mobilewalla and SPACSphere have signed the BCA and agreed to its terms. SPACSphere will then file a Form 8-K (a Form 8-K is a report that publicly traded companies must file with the US Securities and Exchange Commission (SEC) to disclose significant events) with the SEC. Then SPACSphere will file an S-4 with the SEC which will then begin a lengthy review and comment process. The entire process is very complex and will take months, but the hope is that, upon closing of this transaction and subject to all the conditions, Mobilewalla will become a publicly traded company in the second half of 2026.

Can I tell others about this news? We are all excited about this news - it’s a big step for Mobilewalla! That said, there are a lot of eyes on our company now and there’s a lot we can’t share as widely as we’d like. You can confirm to others, including a prospect or a customer, that our intent to merge has been announced by the company, but we ask that you refrain from talking about the news further in person or on your social media. If anyone asks any additional questions, direct them to blueshirtgroup@mobilewalla.com.

As always, anything said in internal discussions or emails (including this one), and any developments with our business, should be kept strictly confidential unless and until we specifically announce that information as a company. As we transition to being a public company, this will be of even greater importance, both for you individually and for us as company.

If I get a call or meet someone from the media that knows that I work at Mobilewalla and they ask about the merger, what should I tell them? You should have no conversations with the media. Please direct all media inquiries to blueshirtgroup@mobilewalla.com, which is our current policy. Any other response from you could jeopardize yourself and Mobilewalla with the SEC.

What are the rules for being an employee at a public company? Every employee must be careful about what we say and don’t say about Mobilewalla and our products. The quick summary is that you can’t disclose confidential or proprietary information about Mobilewalla and our products that we haven’t already publicly announced - so financial information, M&A, product roadmaps, or any information that a reasonable person could consider important in making an investment decision. This also means that whether you’re at a social event with family and friends, or out and about (eating lunch out or having drinks with colleagues), you need to ensure you aren’t discussing confidential Mobilewalla business matters.

Can we buy stock in SPACSphere Acquisition Corp. while we are waiting to complete the merger and become public? Due to securities law considerations, you and your family members should not buy shares of the SPAC (either directly or through someone doing it on your behalf) right now.

What if I have a question? Who should I go to? We are very early in this process so please be patient and understand that there are many questions that we do not have answers to currently. If you have a question, check with your manager first. They can get more details from our leadership team if they don’t have the answer. We will also schedule an all company call to discuss this important transition and to answer as many questions as we can.

I have Mobilewalla stock/options, what does this all mean for me? We do not have specific information at this time as to how stock/options will be dealt with as part of this process. We will communicate these details as they become available and finalized.

Forward Looking Statements

This communication includes “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, SPACSphere Acquisition Corp.’s (“SSAC”) and Mobilewalla Holdco, Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, SSAC’s and the Company’s future financial performance following the transaction, as well as SSAC’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on SSAC’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. SSAC and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of SSAC and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of SSAC securities; (ii) the risk that the proposed business combination may not be completed by SSAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SSAC; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by SSAC’s shareholders and the Company’s stockholders, and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against SSAC or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of SSAC’s securities on the Nasdaq; (ix) the price of SSAC’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the enforceability of the Company’s intellectual property, and the potential infringement on the intellectual property rights of others, cybersecurity risks or potential breaches of data security; (xii) the risk that the Company may never achieve or sustain profitability; (xiii) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xiv) the impact of the U.S.-Iran war and other geopolitical conflicts, and (xv) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SSAC’s prospectus relating to its initial public offering (File No. 333-290414) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2026 and other documents filed, or to be filed with the SEC by SSAC, including the Registration Statement, SSAC’s periodic filings with the SEC, including SSAC’s Annual Report on Form 10-K filed with the SEC on March 27, 2026 and any subsequently filed Quarterly Report on Form 10-Q. SSAC’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither SSAC nor the Company presently know or that SSAC or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in SSAC’s proxy statement contained in the registration statement on Form S-4 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by SSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SSAC and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SSAC nor the Company gives any assurance that either SSAC or the Company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between SSAC and the Company (the “Business Combination”), SSAC and the Company intend to jointly file with the SEC a Registration Statement on Form S-4, which will include a preliminary prospectus and proxy statement of SSAC in connection with the Business Combination, referred to as a proxy statement/prospectus, and after the Registration Statement is declared effective, SSAC will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SSAC may file other documents regarding the Business Combination with the SEC, and SSAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Business Combination, as these materials will contain important information about the Company, SSAC and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of SSAC as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the meeting of SSAC’s shareholders to be held to approve the Business Combination and such other matters. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Soumen Das, Chief Financial Officer.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SSAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SSAC’S SOLICITATION OF PROXIES FOR ITS SHAREHOLDERS’ MEETING TO BE HELD TO APPROVE THE BUSINESS COMBINATION, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SSAC, THE COMPANY AND THE BUSINESS COMBINATION.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

SSAC, the Company, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SSAC’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SSAC’s shareholders in connection with the Business Combination, including the names of such persons and a description of their respective interests, is set forth in SSAC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement regarding the Business Combination when it becomes available. Shareholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Soumen Das, Chief Financial Officer.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of SSAC or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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